FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of May
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

HSBC HOLDINGS PLC
FIRST INTERIM DIVIDEND FOR 2014 ON ORDINARY SHARES

The Directors of HSBC Holdings plc have declared a first interim dividend of US$0.10 per ordinary share in respect of the year ending 31 December 2014 in accordance with their intention, as set out in the 2013 Annual Report and Accounts, to pay quarterly dividends on the ordinary shares in a pattern of three equal dividends with a variable fourth interim dividend. The ordinary shares will be quoted ex-dividend in London, Hong Kong, Paris and Bermuda on 21 May 2014. The American Depositary Shares will be quoted ex-dividend in New York on 21 May 2014.  The dividend will be payable on 10 July 2014 to holders of record on 22 May 2014 on the Hong Kong Overseas Branch Register and 23 May 2014 on the Principal Register in the United Kingdom or the Bermuda Overseas Branch Register.

The first interim dividend will be payable on 10 July 2014 in cash in US dollars, sterling or Hong Kong dollars, or a combination of these currencies, at the forward exchange rates quoted by HSBC Bank plc in London at or about 11.00am on 30 June 2014, or as a scrip dividend alternative. Particulars of these arrangements will be mailed to holders of ordinary shares on or about 5 June 2014 and elections will be required to be made by 26 June 2014.

Any person who has acquired ordinary shares registered on the Hong Kong Overseas Branch Register but who has not lodged the share transfer with the Hong Kong Overseas Branch Registrar should do so before 4.00pm on 22 May 2014 in order to receive the dividend.

Any person who has acquired ordinary shares registered on the Principal Register in the United Kingdom but who has not lodged the share transfer with the Principal Registrar should do so before 4.00pm on 23 May 2014 in order to receive the dividend.

Any person who has acquired ordinary shares registered on the Bermuda Overseas Branch Register but who has not lodged the share transfer with the Bermuda Overseas Branch Registrar should do so before 4.00pm on 23 May 2014 in order to receive the dividend.

Removals of ordinary shares may not be made to or from the Hong Kong Overseas Branch Register on 23 May 2014.  Accordingly any person who wishes to remove shares to the Hong Kong Overseas Branch Register must lodge the removal request with the Principal Registrar in the United Kingdom or the Bermuda Overseas Branch Registrar by 4.00pm on 21 May 2014. Any person who wishes to remove shares from the Hong Kong Overseas Branch Register must lodge the removal request with the Hong Kong Overseas Branch Registrar by 4.00pm on 22 May 2014.

Payment on Ordinary Shares held through Euroclear France

The dividend will be payable on ordinary shares held through Euroclear France, the settlement and central depositary system for Euronext Paris, on 10 July 2014 to the holders of record on 23 May 2014. The dividend will be payable by Euroclear France in cash, in euros, at the forward exchange rate quoted by HSBC France at or about 12 noon on 30 June 2014, or as a scrip dividend. Particulars of these arrangements will be announced through Euronext Paris on 9 May, 30 May and 30 June 2014.

Payment on American Depositary Shares

The dividend will be payable on American Depositary Shares, each of which represents five ordinary shares, on 10 July 2014 to holders of record on 23 May 2014. The dividend of US$0.50 per American Depositary Share will be payable by the depositary in cash in US dollars or as a scrip dividend of new American Depositary Shares. Particulars of these arrangements will be mailed to holders on or about 5 June 2014 and elections will be required to be made by 24 June 2014. Alternatively, the cash dividend may be invested in additional American Depositary Shares for participants in the dividend reinvestment plan operated by the depositary.

In order to be eligible to receive the dividend, American Depositary Shares must be registered on the books of the depositary by close of business on 23 May 2014.

DIVIDEND ON 6.20% NON-CUMULATIVE US DOLLAR PREFERENCE SHARES, SERIES A ('SERIES A DOLLAR PREFERENCE SHARES')

In 2005 1,450,000 Series A Dollar Preference Shares were issued for a consideration of US$1,000 each, and Series A American Depositary Shares, each of which represents one-fortieth of a Series A Dollar Preference Share, were listed on the New York Stock Exchange.

A non-cumulative fixed-rate dividend of 6.20% per annum is payable on the Series A Dollar Preference Shares on 16 June, 15 September and 15 December 2014 for the quarter then ended at the sole and absolute discretion of the Board of HSBC Holdings plc. Accordingly, the Board of HSBC Holdings plc has declared a dividend of US$0.3875 per Series A American Depositary Share for the quarter ending 16 June 2014.

The dividend will be payable on 16 June 2014 to holders of record on 30 May 2014.

Any person who has acquired Series A American Depositary Shares but who has not lodged the transfer documentation with the depositary should do so before 12 noon on 30 May 2014 in order to receive the dividend.

By order of the Board
Ben J S Mathews
Group Company Secretary

The Board of Directors of HSBC Holdings plc as at the date of this announcement are: Douglas Flint, Stuart Gulliver, Kathleen Casey†, Safra Catz†, Laura Cha†, Marvin Cheung†, John Coombe†, Sir Jonathan Evans†, Joachim Faber†, Rona Fairhead†, Renato Fassbind†, James Hughes-Hallett†, Sam Laidlaw†, John Lipsky†, Rachel Lomax†, Iain Mackay, Marc Moses, Sir Simon Robertson† and Jonathan Symonds†.

†   Independent non-executive Director

Note to editors:

HSBC Holdings plc
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from over 6,300 offices in over 75 countries and territories in Europe, Asia, North and Latin America, and the Middle East and North Africa. With assets of US$2,758bn at 31 March 2014, HSBC is one of the world's largest banking and financial services organisations.

ends/all

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

 HSBC Holdings plc

                                                       By:

                                                                                       Name: Ben J S Mathews

                                                                                                 Title: Group Company Secretary

                                                                                Date: 07 May 2014